October 31, 2012

VIA EDGAR AND HAND DELIVERY

Mara L. Ransom

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Restoration Hardware Holdings, Inc.

Amendment No. 8 to Registration Statement on Form S-1

Filed October 23, 2012

File No. 333-176767

Dear Ms. Ransom:

On behalf of Restoration Hardware Holdings, Inc. (the “Company”), this letter responds to your letter, dated October 31, 2012 (the “Comment Letter”), regarding the above-referenced Amendment No. 8 (“Amendment No. 8”) to Registration Statement on Form S-1 (the “Registration Statement”), filed on October 23, 2012. Each of your comments is set forth below, followed by the corresponding response. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter. Each response of the Company is set forth in ordinary type beneath the corresponding comment of the Staff of the Division of Corporation Finance (the “Staff”) from the Comment Letter appearing in bold type. References herein to “we” and “our” refer to Restoration Hardware Holdings, Inc. and its consolidated subsidiaries unless otherwise noted.

Capitalization, page 47

1.	Please expand footnote (3) on page 48 to disclose, if true, that the accumulated deficit also reflects the payment of $7.0 million in management fees.

Ms. Mara L. Ransom

Securities and Exchange Commission

October 31, 2012

Answer:	In response to the Staff’s comment, we propose to revise footnote 3 on page 48 to read as follows in the final prospectus filed pursuant to Securities Act Rule 424(b):

Reflects (i) $49.7 million non-cash impact to accumulated deficit for stock-based compensation charges related to the 8,196,967 shares underlying vested options granted to our employees and advisor in conjunction with this offering, (ii) $41.2 million non-cash impact to accumulated deficit for stock-based compensation charges related to the 2,650,230 shares of common stock that will be granted and issued in respect of the acceleration of unvested time-based units and performance-based units under the Team Resto Ownership Plan, ~~and~~ (iii) additional cash payments of $2.2 million to former employees that are due as a result of this stock offering and that are ~~. Such payments~~ related to prior periods of service of certain former employees ~~of our Company~~, and (iv) the use of $7.0 million of the estimated net proceeds to pay management fees to affiliates of Catterton, Tower Three and Glenhill pursuant to the terms of the management services agreement with them.

Dilution, page 49

2.	Please revise your table to distinguish and present a separate line for the amount of the increase in the pro forma net tangible book value per share attributable to the cash payments made by purchasers of the shares being offered as required by Item 506 of Regulation S-K.

Answer:	In response to the Staff’s comment, we propose to revise the dilution table on page 49 as follows in the final prospectus filed pursuant to Securities Act Rule 424(b):

Assumed initial public offering price per share		$23.00
Pro forma net tangible book value per share as of July 28, 2012 (after giving effect to the Reorganization)	$2.83
Increase in pro forma tangible book value per share attributable to investors purchasing shares from us in this offering	2.51
Decrease in pro forma net tangible book value per share attributable to fees and other expenses discussed above (other than the underwriting discount and estimated offering expenses)	(0.62)

Pro forma as adjusted net tangible book value per share as of July 28, 2012		$4.72

Pro forma as adjusted dilution per share to new investors		$18.28

Ms. Mara L. Ransom

Securities and Exchange Commission

October 31, 2012

Principal and Selling Stockholders, page 127

3.	Please identify the natural person(s) with voting and/or investment control over the shares held by Palo Alto Small Cap Master Fund, L.P., Palo Alto Fund II, L.P., and Micro Cap Partners, L.P. Please also disclose whether such person(s) are a broker-dealer or are affiliated with a broker-dealer.

Answer:	In response to the Staff’s comment, we propose to revise footnote 15 on page 130 as follows in the final prospectus filed pursuant to Securities Act Rule 424(b):

William Leland Edwards and Anthony Joonkyoo Yun, M.D. have voting control and investment power over shares held by Palo Alto Small Cap Master Fund, L.P., Palo Alto Fund II, L.P. and Micro Cap Partners, L.P., but disclaim beneficial ownership of such shares except to the extent of their pecuniary interest therein. Neither Mr. Edwards nor Dr. Joonkyoo Yun is a broker-dealer or affiliated with a broker-dealer. The address for these~~is~~ entities~~y~~ is 470 University Ave, Palo Alto, CA 94301.

Financial Statements, page F-1

Note 10—Pro Forma Equity and Net Income Per Share, page F-50

4.	We note you will use $85.7 million of the net offering proceeds to repay your revolving line of credit and term loan, and $7 million of the net offering proceeds will be used to pay a management fee. We further note that the pro forma as adjusted capitalization table on page 47 discloses a total reduction in your revolving line of credit and term loan of approximately $93.2 million. By choosing to use only $85.7 million of the offering proceeds for debt reduction, as opposed to the full amount of the net proceeds, we note you are reflecting less incremental pro forma shares. Please add a footnote disclosing the incremental pro forma share impact had you used the entire amount of offering proceeds for the repayment of your revolving line of credit and term loan. Please also revise footnote 3 on page 54.

Answer:	We respectfully submit to the Staff that a footnote to the financial statements to disclose the incremental pro forma share impact is not necessary, because the incremental impact is immaterial. After giving effect to using $7.0 million of incremental net offering proceeds to repay debt (and the issuance of an incremental 304,348 shares of common stock attributable to the debt repayment), the reported amount of pro forma basic and diluted net income per share would remain as previously reported, which is $0.63 and $0.43 for the year and six-month periods ended January 28, 2012 and July 28, 2012, respectively. However, in response to the Staff’s comment, we propose to revise footnote 3 on page 54 as follows in the final prospectus filed pursuant to Securities Act Rule 424(b):

Ms. Mara L. Ransom

Securities and Exchange Commission

October 31, 2012

Pro forma net income per share gives effect to (i) the Reorganization, (ii) the application of $85.7 million of the estimated net proceeds from the sale of common stock by us in this offering to repay a portion of the outstanding amounts under Restoration Hardware, Inc.’s revolving line of credit and term loan as if the offering and those transactions had occurred on January 30, 2011, and (iii) the issuance of 3,725,435 shares of common stock in this offering attributable to the debt repayment discussed above (and excludes the additional 1,057,174 shares of common stock being issued by us in this offering). This assumes net proceeds of this offering of $92.7 million, assuming the shares are offered at $23.00 per share, the midpoint of the estimated price range set forth on the cover of this prospectus, after deducting the underwriting discount and estimated offering expenses. If we were to use the entire $92.7 million of net offering proceeds for debt repayment, then pro forma net income per share would give effect to the issuance of an incremental 304,348 shares of common stock attributable to the debt repayment (in addition to the issuance of 3,725,435 shares of common stock previously discussed). If we were to use the entire $92.7 million of net offering proceeds for debt repayment (giving effect to the issuance of an additional 304,348 shares of common stock), pro forma basic and diluted net income per share would remain unchanged from the amounts reported in the table above.

If you have any questions, please do not hesitate to call Gavin Grover at (415) 268-7113 or Stewart McDowell at (415) 393-8322.

Very truly yours,

/s/ Gavin B. Grover	/s/ Stewart L. McDowell
Gavin B. Grover	Stewart L. McDowell

cc:	Carlos E. Alberini, Restoration Hardware Holdings, Inc.

Karen Boone, Restoration Hardware Holdings, Inc.

Robert Babula, Securities and Exchange Commission

Donna Di Silvio, Securities and Exchange Commission

Lisa Kohl, Securities and Exchange Commission